Mail Stop 4561

March 9, 2007

Dean Sukowatey, President
ICrystal, Inc.
6165 N.W. 86<sup>th</sup> St.
Johnston, IO 50131

    **RE: ICrystal, Inc.**
      **Preliminary Information Statement on Schedule 14C**
      **File No. 0-29417**
      **Date Filed: March 5, 2007**

Dear Mr. Sukowatey:

  We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. A review of our records indicates that ICrystal has not filed an annual report since an amended Form 10-KSB was filed on May 13, 2004 nor has it filed a quarterly report since a Form 10-QSB was filed on May 24, 2005.  Please explain why you have not complied with your reporting obligations under section 13(a) of the Exchange Act.  Ensure that you file the delinquent reports no later than ten days

after the date of this letter.  The filing of the required reports could trigger further comment from the staff.

2.  In the Item 5.02 Form 8-K filed on January 23, 2007, you disclose that a change of control occurred as a result of the stock purchase agreement entered into between you and ALL Energy Company, whereby ALL Energy purchased 4,700,000 shares, or 57.24% of your outstanding common stock from David Loflin.  We note that upon the closing of the agreement, Dean Sukowatey, Brian Kibson, and Steven Leavitt were elected as directors.  Given these circumstances, it appears you were required to provide the information set forth in Exchange Act Rule 14f-1 no later than ten days prior to the date the new directors took office.  Please explain why this information has not been provided.  In your response letter, tell us the material actions taken by the directors since they assumed office.  Also tell us when and how you will convey this information to shareholders.

3.  Please provide a materially complete description of the plan and agreement of reorganization.  The description of the reorganization should be revised to meaningfully convey in a clear and concise manner the transactions that have occurred to date between the various entities and individuals involved in the reorganization.  Please provide a detailed narrative chronology of the process through which ICrystal and All Energy agreed to reorganization.  This chronology would include, among other matters, the entirety of the contacts by and between the company, ALL Energy, Mr. Loflin, and Mr. Sukowatey (or their respective representatives) from the initial contacts up to and including the execution of the reorganization agreement.  An expected timetable for consummation of the agreement should also be provided.

Where You Can Find More Information

4.  We note the following disclosure:

"The company files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document filed at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The Company's SEC filings are also available to the public from the SEC's website at http://www.sec.gov/. At the end of this Information Statement is information on how to obtain copies of the Company's periodic filings, if desired. They are also available on the SEC's website."

Given your delinquency in filing required Exchange Act reports, information should be added to place these references in context.  Revise to clearly advise investors about the delinquencies in satisfying your filing obligations.  Ensure that you list the required reports that you have failed to file and discuss the effect that the delinquency in reporting has on the usefulness and completeness of the information that is currently available.  Additionally, update the Commission's address, which is 100 F Street, N.E., Washington, D.C. 20549.

\*        \*        \*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jay Ingram at (202) 551-3397 if you have questions.  If you need further assistance, please contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,


Mark P. Shuman
Legal Branch Chief

cc.     Eric Newlan, Esq.
        by facsimile at 940-241-2040